Mail Stop 3561

February 1, 2010

VIA FACSIMILE AND U.S. MAIL

Ms. Wendy A. Beck
Chief Financial Officer
Domino's Pizza, Inc.
30 Frank Lloyd Wright Drive
Ann Arbor, Michigan 48106

   RE: Domino's Pizza, Inc.
     Form 10-K for Fiscal Year Ended December 28, 2008
     Filed February 24, 2009
     Form 10-Q for Quarterly Periods Ended June 14, 2009 and
     September 6, 2009
     Filed July 22, 2009 and October 13, 2009
     Form 8-K
     Filed October 13, 2009
     File No. 001-32242

Dear Ms. Beck:

   We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

             Sincerely,

             H. Christopher Owings
             Assistant Director